Exhibit 12

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Pro Forma
	12 Months Ended June 30, 2003	Year Ended December 31, 2002	12 Months Ended June 30, 2003	Year Ended December 31,
				2002	2001	2000	1999	1998
Earnings
Income before cumulative effect of change in accounting	$32,247	$30,801	$35,852	$36,131	$52,134	$41,957	$39,443	$34,321
Income taxes	17,747	15,885	19,966	19,166	26,626	22,981	20,522	16,915
Total interest charges	30,372	30,425	24,548	21,814	27,173	40,522	43,124	53,727
Interest implicit in rentals	397	560	397	560	879	806	751	626

Earnings before income taxes and fixed charges	$80,763	$77,671	$80,763	$77,671	$106,812	$106,266	$103,840	$105,589

Fixed charges
Total interest charges	$30,372	$30,425	$24,548	$21,814	$27,173	$40,522	$43,124	$53,727
Interest implicit in rentals	397	560	397	560	879	806	751	626

Total fixed charges	$30,769	$30,985	$24,945	$22,374	$28,052	$41,328	$43,875	$54,353

Ratio of earnings to fixed charges	2.6x	2.5x	3.2x	3.5x	3.8x	2.6x	2.4x	1.9x